April 23, 2026

Luis F. Visoso
Executive Vice President and Chief Financial Officer
Sandisk Corporation
951 Sandisk Drive
Milpitas, California 95035

       Re: Sandisk Corporation
           Form 10-K for the Fiscal Year Ended June 27, 2025
           File No. 001-37925
Dear Luis F. Visoso:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Bernard Shek